Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Old Kent Financial Corporation
Exchange Act File Number 000-14591

Investors and security holders are advised to read the proxy statement regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement will be filed with the Securities and Exchange Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement (when available) and other related documents filed by Fifth Third Bancorp and Old Kent at the Securities Exchange Commission’s website at http://www.sec.gov and from Fifth Third Bancorp or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Old Kent.

Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp.

The following discussion contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent, and the combined company which the parties believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This discussion will contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of Fifth Third Bancorp, Old Kent, and the combined company including statements preceded by, followed by, or that include the words believes, expects, anticipates, or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: competitive pressures among the depository institutions increase significantly; changes in the interest rate environment reduce interest margin; prepayment speeds, loan sales volume, charge offs, and loan loss provisions; general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and changes in the securities markets.

Further information on other factors, which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp’s and Old Kent’s filings with the Commission. These documents are available free of charge at the Commission’s website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp or Old Kent.

Company Name: Scheduled Start Time: Call Title:	Fifth Third Bank, Cincinnati 10:05 A.M. Date: 12/07/00 Sandler O’Neill 3rd Annual Financial Services Conference

Available for approximately sixty days from date of conference at http://sanderoneill.com.

KEN PUGLISI: Okay, it’s my pleasure to introduce to you Neal Arnold, executive vice-president, chief financial officer of Fifth Third Bancorp. I think pound for pound there’s very little question that Fifth Third Bancorp has, for a long time, been one of the best run banks in the industry. I think to a great degree that has to do with excellent financial results having to do with basic blocking and tackling and impeccable execution of their business plan. I think Neal today will give us some insight into how they do that. Clearly the market recognizes it, which is why the stock consistently trades at a superior PE multiple. And I suspect today we’ll hear a little bit about the pending acquisition of Old Kent as well.

MR. NEAL ARNOLD: Thank you, Ken. I thought my presentation was in the afternoon, but I guess it’s golfing. A couple of things before we get started, this is my form of disclaimer. I often tell people, as CFO, my philosophy on investor relations is actually quite simple. If the numbers are good, the speech doesn’t have to be that good. And if the numbers are bad, the speech still doesn’t matter. I would tell you our philosophy as it relates to that probably coincides with my ability to do a decent presentation. So with that disclaimer, I’ll dive into the piece.

Let me try to walk you through the requisite pledge of allegiance that we have these days in our business. I’d really like to talk to you about five different topics as it relates to Fifth Third, first of all, our track record, then spend a little time talking about why Old Kent. Really the two questions we hear from investors, first and most importantly: can you integrate it?, and secondly, what type of revenue opportunities do we see in this type of transaction. And finally wrap up with a couple of things that we think are unique to Fifth Third Bancorp.

    With the third quarter behind us, Fifth Third is on its way to logging our 27th year of uninterrupted earnings increases. We are proud of this record. Over the years we’ve seen periods of interest rates rising and falling, high inflation, recessions, technological evolutions and difficult credit quality. We have never sacrificed earnings growth through all of those challenges. Fifth Third consistently achieves the highest overall performance in the industry. We’ve continued to set new standards for cost control, and our revenue growth rate over the last five years has been more than double that of the banking industry. We continue to diversify our revenue stream with new fee income opportunities, largely organic, and we have a proven track record of integrating acquisitions quickly and profitably. In short, our story is a growth story and one that we’re intently focused on maintaining.

    We’ve always believed that one of the fundamentals in our business is a strong balance sheet that provides the flexibility for sustained consistent growth. Credit quality seems to be a popular topic right now and by any measure ours has never been better. We do however understand that levels of underperforming assets and charge-offs are likely to rise slightly over the next several years, but certainly historically we’ve seen our performance well exceed that of the overall industry. We don’t operate the company on a set financial target, assuming that we’ll enjoy good credit cycles forever, if credit losses rise, we expect to find a way to pay for them. We know our shareholders expect us to deliver earnings in good and bad credit cycles and we’ve always done so in the past. Overall, we are one of the least leveraged companies in our industry. Our PE remains strong and our credit quality is stable and among the best levels in our history and we think we can finance growth with a cost advantage.

    Here’s a real quick highlight on the mix of our business by line of business. In all of our markets we focus on four lines of business, retail banking, commercial banking, investment advisory services and data processing. As you can see, our business mix is fairly traditional for a large regional bank, but with a unique focus on data processing. Through MPS we process over 5 billion electronic commerce transactions per year and this is international business for us now. The growth in this business continues to be excellent. MPS is the number one electronic payment processor in the country and ranks sixth nationally in the credit card merchant processing business. And it’s debit and credit that’s the driving bulk of our business.

    I started today by reviewing the building blocks of our track record, because we think it’s important that you understand that we approach an acquisition of Old Kent with the same focus on the basics that has delivered our consistent shareholder returns over the years. We evaluate and execute on all business opportunities with a shareholder view, because we all have substantial amounts of our net worth tied up in Fifth Third stock.

    With that, I’d like to spend a few minutes discussing the Old Kent deal and the opportunities that we see in the acquisition. And they’re really in three areas. Number one, we see a very strong business and geographic fit. Number two, we see the upside for new markets, new product opportunities to sell product within those markets. And number three, the management team that we see at Old Kent will bring Fifth Third additional strength in our affiliate management structure. I’ll talk about that briefly.

    As you can see, our businesses align very well in terms of mix of business and the type of customers we serve. We think that these are core franchises. Stated differently, we think these are franchises that are durable compared to some of the revenue streams that you see coming out of the old money center banks and some of the national businesses that we see in our industry these days. The customers know and like both of our institutions. Neither of us makes bets on national market businesses, large syndicated lending or trading operations.

    If you look at the geography of this deal, you can see our dots are in red and theirs are in green. If you look at the combined company, we feel like we have an excellent coverage in the key midwestern states. You can see that we’re concentrated in the largest MSAs within this five state area. This is not a rural franchise. We feel it is a franchise we feel we can continue to grow because of our market shares in those areas.

    We will be number three in the state of Michigan and yet have only a nine percent market share in that state. Michigan is in the top 10 for deposit market share and population in the United States. And Old Kent firmly places us in the Chicago market, ranked number five with 6 billion in deposits. If you look at where we are, it’s Ohio, Illinois and Michigan where we think — even though it’s not on the coast, we think there’s significant opportunity to sell people new product in those markets. This slide really summarizes the market potential that we think we’ve created with this deal. You can see where we rank in our five states and who our competitors are. Despite top five rankings in all states we still only have 10 percent or less market share in each of those states, even in Ohio where we’ve been for a number of years. Only one out of sixteen households is a Fifth Third customer. We’re familiar with the other players in this market and we think that while they’re all good competitors, we’ve done pretty well against them. And these markets continue to be quite fragmented.

    We’ve referred to this merger as management accretive. Some people have wondered what that means and accountants aren’t quite sure how to account for it, but if you look at the Fifth Third decentralized approach to the earnings growth then the local management team that we add is more important to me than the projections that the accountants put together. And our overall management team that we pick up in this deal is the kind of people that allows us to grow. As we’ve said, David Wagner’s team is committed to staying on and making this work very well here. David will become chairman and CEO of the Michigan bank. Bob Warrington, president of the mortgage business and Kevin Kabat, president of the Grand Rapids affiliate. Our teams have already spent a tremendous amount of time together beginning the integration process. Those meetings are going very well. We will blend Old Kent’s management team with Fifth Third personnel and vice versa. We see many talented people who will give us a strong local team for each affiliate. We really focused very early on in two key areas, how fast can we put P&Ls in each of these affiliate structures and how do we pick the personnel? And I will tell you we’re largely through three of the affiliate organization charts and we believe we will be completed with the management assignments within the month. In January we will have them up and running on our P&L structure to allow them to start to focus on driving business the way were used to at Fifth Third even though the deal won’t close until the 2nd quarter.

    The last point on why we liked Old Kent is that their financial performance does not dilute the performance measures that are so important to Fifth Third. If you look on the right-hand side, you can see we will have the traditional kinds of ROA, ROE, overhead, and capital levels that our shareholders have come to expect. It’s important to note that we have those ratios without focusing on pie-in-the-sky assumptions about the future that some institutions have used as it relates to acquisitions.

    Let me spend a moment talking about integration and integration experience. Many of the headlines over the past few weeks have noted that this transaction is larger than usual for Fifth Third acquisitions. While Old Kent is a larger institution than we typically have considered, I’d like to talk a little bit about our integration approach and why we believe this is a low risk deal and why we think it will look like any other acquisition we’ve done. The financial objectives of this transaction are not dependent on aggressive assumptions. Let me underscore that. We will make sure that we carve up the conversions and the integration cost saves into manageable chunks as we have in the past and proceed in a manner that protects Old Kent’s customer relationships. We thinks that’s the core of all these franchises.

    We will also make sure that we don’t trade off a dollar of cost saves for two dollars of revenue growth — a mistake that has often been made with larger mergers in our industry. Old Kent is immediately accretive to earnings per share before cost savings. In 2001 we think that’s in order of magnitude of about 9 and a half percent. We have assumed conservative, identifiable and readily achievable cost savings at about 20% of Old Kent’s overhead. We are spreading these estimates out over a three-year period, not because we think it will take that long, but because we don’t want to be forced into bad decisions by overly aggressive or optimistic projections.

    Another perspective on this deal is we don’t think there’s going to be any diminution of Fifth Third culture. Old Kent is going to be assimilated because its structure and operating platforms are very consistent with ours. If you look at what we did with the CNB acquisition in Indiana: We broke it up into three different affiliates in Southern Indiana, Central Indiana, and Northern Indiana and less than a year after that acquisition we had their performance at a level that you would expect from Fifth Third on a consolidated level. As compared to many recent M and A transactions, there’s a low deal value here as a percent of the market cap and lower first year phased-in cost savings assumptions. All of these things we think help deliver this deal in a low risk fashion.

    In a lot of deals people get into an argument over internal rate of return assumptions. And obviously as we’ve told people, regardless of how you choose to calculate internal rate of return, this is well above the transactions we’ve seen in the past and certainly one of the better ones we’ve seen in the market. Many of you recently probably heard us speak in Boston and the title there was called Racing to Stay Small. The message is the same for understanding why we don’t view the growth and integration opportunities for Old Kent as a large acquisition, but just a number of smaller ones. No matter how large we become, we absolutely believe that the key to sustaining growth is executing better than anyone else in each of our local markets. Our focus every day in our company is how can we keep the company small? In other words, we continually strive to push earnings growth accountability lower and lower in our organization. We will have something on order of magnitude of about 1600 P&Ls in the company up and running in January combined with Old Kent. We trust capitalism inside the company as a mantra that you’ll hear a lot at Fifth Third. Big companies decay from the inside out because they don’t operate locally. Each of our local CEOs is solely accountable for delivering earnings growth in their individual markets. All lines of business report to a local CEO, not to the home office. we don’t believe all the smart people live in headquarters. This is a key to how we hope to keep the company small and give more managers the opportunity to grow their individual businesses. This approach also insures that sales efforts across our four lines of business are aligned and focused on each market’s unique opportunities and competitors.

    As you can see from this slide, we will use the same approach for Old Kent. As I said earlier, the organization charts are largely in place, we’ve identified and broken it up into pieces. And we will convert them on a schedule that allows us to migrate through the organization in a fashion that’s quite workable. We think this approach to the business — and we’re often challenged by it, we think this approach to the business is more scalable than having a centralized product structure as relates to our organization and kind of business. In addition, the CEOs of our Louisville and Cleveland markets are not distracted by the acquisition and are focused on capturing growth in their local markets and their wealth depends on it.

    To close on integration, I’d like to talk about our acquisition history. We have a consistent record of integrating mergers quickly. Earlier this year we completed the integration of the largest merger in our history over in Indiana. We were able to return to our kind of consolidated performance ratios very quickly and probably faster than we expected, despite a challenging interest rate environment. We’ve always delivered on our merger promises and we expect to here. Let’s spend a moment on probably one of the largest areas people focus in on as it relates to this deal. Large mergers in our industry over the years have raised skepticism about future revenue growth.

    After spending a lot of time with the Old Kent management team, both prior to due diligence, during due diligence, and over the past couple of weeks, we believe there’s tremendous opportunities to increase revenue growth as a result of our merger from attractive market expansion and basic fee income opportunities. And let me spend a moment on............

    The transaction will not interrupt our revenue growth story. Fifth Third and Old Kent combined will continue to generate high revenue growth rates. There are two primary sources for combined revenue growth. First, we will get additional new revenue from attractive new markets for Fifth Third products and sales campaign successes. And, second, we will enrich Old Kent’s fee mix more toward our mix of products of MPS and trust opportunities. You can see from this slide the opportunity for improvement. We believe the opportunity is as simple as focusing on deposit growth and driving better fee income through all the lines of business, something we’ve had experience on doing. I would tell you the deposit business is an under focused business throughout our Industry. We think your profitability comes more from that area than any other single event in the business and clearly that’s an area we spent a lot of time in over the years.

    The attractiveness of the markets that Old Kent operates in and the fit into our franchise and decentralized structure also offers a great deal to be excited about. We think there’s a great opportunity to accelerate revenue growth in old Kent’s franchise. Old Kent adds over 1 million customers, but more importantly, 16 million potential new customers in the market territory. As I said, Michigan, Illinois and Ohio would all be in the top 10 for population and deposit market within the overall United States. I can tell you the past year I’ve spent a substantial amount of time looking at Michigan and Illinois. I’ve dated as many banks as I care to. And I will tell you that as we looked around those markets, this is the single best opportunity for us to acquire a platform in those markets.

    One of the screens we looked at was if we went out and acquired a whole mix of companies, what would be the overall cost putting Old Kent type franchise together. And what would we pay in the case of Old Kent to build from that platform. I would also tell you in a lot of those instances we wouldn’t have ended up with the trust business. We wouldn’t have ended up with the kind of market attractiveness that we saw in this particular deal.

    There also clearly has been a lot for sale up in Michigan and we see that market as a very attractive deposit market and retail banking. I’m sure we’ll be busy. The other point I’d make about these three states is they’re still very unconsolidated states. Not only are they large, the competitors here all have only a ten percent market share. If you look within banking markets today, that’s not true in very many states. We still think there’s a window in Ohio and Indiana and within the places we already are. We think those kinds of opportunities, if you looked at it in Wisconsin or Minnesota, the number one or two market share players would already have 20 percent share.

    This slide compares our fee income today to that of Old Kent’s. The increased contribution of fee business for Fifth Third is a result of successes of the consumer and commercial deposit campaigns. If you look at Fifth Third, I think we have consumer fee income growing something on order of magnitude in excess of 30 percent. That’s because we focus on executing sales campaigns in each of our markets. For those of you who have heard our story before, we have a lot of contests. We have a lot of campaigns, you get weekly measurements. Our commercial loan officers get to go out and sell checking accounts, all of which helps drive the overall opportunities on the fee income side.

    In addition, obviously, MPS continues to grow in excess of 30 percent growth rates. We’re very excited about those opportunities. And the asset management business at Old Kent is superior to those that we saw anywhere else in the franchise that we picked up. We think they do an excellent job on the fixed income side. We think they have built some market share even in Chicago that is quite substantial. The obvious opportunities to improve fee income come from reapplication of Fifth Third’s recent successes in old Kent’s market. Old Kent’s customer base is under served in terms of MPS, commercial deposits, foreign exchange, and cash management, in addition to the deposit categories and investment advisory that I just mentioned.

    Over the past 10 years our industry seems to have become obsessed with lending, despite the fact that margins have declined considerably. We have spent a lot of time in our organization over the last several years on deposit growth. We plan to apply everything we’ve learned, from product design to totally free checking and proven sales campaigns to accelerate the growth in deposits in Old Kent’s markets.

    Retail banking is an area we focused on. Retailing in any industry is difficult. Not only do you have to work hard, but focus on execution in every banking center every day. We think the leverage in our industry has been misapplied. We see our industry as having great operating leverage. The way you do that is grow revenues faster than expenses. The other is most in our industry have abused financial leverage. We try to run the company exactly opposite.

    If you look at how we run some of the deposit campaigns, we focus people on banking center by banking center. We ask our banking managers to dress up in cow costumes and to sell. Retail banking is a great opportunity for many franchises but you have to get your hands dirty selling.

    This slide is a good way to summarize the upside for our shareholders. You all know that Fifth Third consistently is one of the most efficient banks in the industry. It’s important to remember we focus not only on the expense side of the of the efficiency ratio equation, but also on the revenue growth portion. Comparing our per FTE measures, we see significant opportunity for improvement. We see capital and people as the two things we allocate inside our business. We will move Old Kent to our levels by executing on the decentralized approach to P&L accountability, that is the foundation for Fifth Third’s track record. In fact, if you look at the slide you can see when we acquired CNB they were about $35,000 per FTE. They’re now at 78 and I’d say we’re still not done improving the revenue streams and the business line focus within the state of Indiana but we’ve seen a marked improvement. If you look at Old Kent you can see they’re at about the same $35,000 of net income per FTE that we’ve seen. We think that’s a substantial opportunity inside this deal.

    Let me spend a moment now talking about our long performance history. Some of the basic principles — and I’m often astounded how basic they are — is we think the Fifth Third execution, and we’re confident that execution in our business still delivers superior shareholder performance. We remember every time we evaluate a new sales campaign or major acquisition that superior financial performance is what we’re expected to deliver at Fifth Third. Regardless of the environment or the opportunity, we remain committed to profitable growth by executing better than anyone else on the basics.

    If you look at, after this deal, our proforma combined returns based on those same traditional measures of ROE, ROA, efficiency and long term EPS growth continue to put us in the quadrant that we come to expect. We think also its worth pointing out that we’ll have very strong capital levels, and our financial standing, as I mentioned earlier, provide us great flexibility in an uncertain economic environment.

    I spent a lot of time today explaining the details of why we’re enthused about the opportunity to grow and sustain revenues at Old Kent, but also at the risk of being naive, we still think that greed and capitalism also have a lot to do with it. Management, directors and employees own almost 10 percent of Fifth-Third stock. All officers receive stock options, resulting in about 77 percent of our employees being owners of the company. This not only serves shareholder interests, it provides a unique opportunity for our employees to build wealth. Each of us is extremely dedicated to increasing its value. If I could simplify the Old Kent integration plan: it is give them a P&L and give them stock and try not to get in the way. That’s how we try to execute. Most people can figure out capitalism down in an organization, typically it’s managers who get in the way of that in deciding what’s doable and not doable in any particular company.

    We’re certainly grateful for the confidence that the markets have expressed in us recently, both in stock price performance and from the rating agencies. As some of you probably know, Moody’s Investors Service recently upgraded our debt ratings in September on the strength of our low risk balance sheet and affirmed the rating after the Old Kent announcement. Fifth Third has always believed that one of the keys to consistent growth in all economic cycles is its flexible balance sheet. So a Moody’s upgrade in a period of turbulence for most of our industry is especially rewarding for us. Our stock has also performed well and certainly over the long term. We’re certainly gratified and recognize that people’s confidence in our company has to be earned every day. George has a way of reminding us of that. During periods in which investors seem to lose confidence in our industry, we continue to believe that being rewarded is a function of being able to consistently deliver earnings growth people expect.

    One of the other side benefits that I’ve just mentioned as it relates to Fifth Third is that as a result of this transaction we’ll have something like 600 million shares outstanding. And institutional shareholders in a lot of cases have always been frustrated because we usually have a larger market cap than our forward or are trading volume as it related to that rank. There are several high quality investors who couldn’t own our stock because they couldn’t effectively get into the stock, or at least that’s the excuse they told me. We think that this substantially adds to the liquidity and we think we’ll have participation from some of those folks.

    This is a complex slide, at least for me. But one of the screens I always try to remind people of, because Ken was kind enough to point out that people always think we’re expensive. I don’t happen to believe that. And I believe I’d be remiss if I didn’t try to give you some comfort as it relates to the valuation. This is a slightly different cut of what we traditionally try to show people as it relates to valuation. If I could sum it up, if you look at this chart, we took a whole mix of companies, financial service companies and other industry companies. I think it’s worth mentioning that if you look at the banking or financial services business, we ranked second to the drug companies for net income to revenue kind of ratios in our industry. This is an extremely profitable business. We sort of pinch ourself each day and tell people that it’s a very strong business. But if you look at where we rank on the top of the bar charts are the PE multiples of those various companies. On the bottom is the market cap of those companies. We think with a five-state operating platform and about a 30 billion dollar market cap there’s significant upside for our shareholders.

    We also, when you look at the line chart up there, the line chart is the peg ratio or PE to growth rate of ourselves ranked against these institutional names. We think it’s important to point out that you can get a financial service company at a reasonably cheap level as it relates to some of those other investment opportunities. We think our industry is not necessarily executed that well, but we also think our industry often describes our perils but doesn’t describe our opportunities as well as we suggest it could be. And that’s one of the slides that we try to share with people.

    With that I’d like to thank you and I’d be happy to entertain questions. If you want a copy of the presentation it’s out on our web site in today’s technology world. If you bring me a card, I’d be happy to get you a copy. Any questions?

VOICE: You did a good job of explaining the marriage with Old Kent and benefits in your midwestern market. Do similar opportunities exist within Florida?

MR. ARNOLD: The question was do similar opportunities exist in Florida? I’m sure they do, but I would tell you our focus is clearly on Old Kent and will be for the next 18 months to two years, we think we have a lot on our plate. The reason we’re in Florida is we’re really in Naples market are the trust gathering piece of our franchise. That’s the reason we’re in Florida. We don’t have a grand plan by which to be Barnett or anything like that as it relates to Florida at this point.

VOICE: What kind of deposit loss do you perform in your acquisition?

MR. ARNOLD: The question was how much deposit loss do we perform as it relates to our acquisition model? I would tell you a couple of things. The specific number, we always run sensitivities. I would tell you as it relates to any deal, it’s next to impossible to predict, but we match up products pretty closely to look at the business. Deposit loss is not all created equal and I can tell you that from buying thrifts over the years. We want checking and savings account customers. We want commercial account customers. I would tell you if I lost CDs I don’t know that I’d be heart broken as it relates to any deal. So it’s very hard to kind of quantify overall deposit losses as a mechanism. I would tell you the average commercial bank way under focuses on deposits. The number one profit driver in the banking institution is deposits. It’s not lending. As Sam Kennison said, “Go to where the food is.” I would tell you we think we’ll grow deposits in those franchises in Michigan of the type that we want. We think that’s typically one of the greatest opportunities is people pound their head into finding the synergy on the asset side and they don’t know when they lose the deposit.

VOICE: Investors generally ask most banks to — well, we’re all worried that banks will hurt us by announcing acquisitions. In your case that’s not the case. Because of your premier multiple, almost any deal would be statistically acute. What kind of restrictions do you put on your merger policy? What sort of criteria do you use and what assurances that there won’t be an announcement –

MR. ARNOLD: The question is what kind of screening, because obviously the typical accretion ratios are obviously too easy if you have a high PE. What I would tell you we have the most basic one which if we invest X amount of money, how long and when and what confidence do we have in our ability to earn the kind of return. Typically it’s a 20 percent kind of return on our investment. IRR is sometimes fuzzy math as we’ve learned. But I would tell you, our industry we think as it relates to that, we tend to buy smaller market share players. We aren’t going to want to pay three times book for number one market share, because obviously you’d have to assume you’re going to acquire the whole market. Our screening is sort of a lot more return on investment. Because we all think more like investors and when we sit around that’s what we’re trying to drive. Obviously in any deal part of that comes from cost savings, part of that from revenue. The biggest task on any deal is can we grow its revenue. We can buy a huge financial institution, but its not likely we can grow its revenue. The challenge for our shareholders is how do we get comfortable that we’re going to grow the revenue. That’s usually the make or break regardless of the size of the deal.

VOICE: You have reasonable exposure to Bank One in a number of your important states. With Bank One’s new management, what they’re doing, is that positive for you, negative for you or do you see no real change?

MR. ARNOLD: Where do you work? I would tell you that if you look at all of our markets, I would agree with you, Bank One traditionally over the last 10 years assembled probably as strong a franchise in those markets, typically the number one player certainly has a premier franchise. I don’t know Jamie or his management team and I wouldn’t want to trade places with him. But I would tell you as it relates to our opportunity, we see an awful lot of opportunity coming out of not just Bank One, we don’t think, incidentally, that we execute all that well. We think there’s a lot we could do better. Sort of like the analogy in golf is we think we’re shooting about 100, not a 60 or 70 score. We think our competitors help us out by shooting 110. I would tell you there’s a lot disaffected going on in all of our various companies. We think there’s a lot of opportunity, we continue to believe that. Certainly in Michigan there aren’t an excess amount of people doing retail banking in that market.

Thank you very much for your attendance.